

13030910

cm

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 20 2013
Washington, DC

SEC FILE NUMBER
8- 33594

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMPIRE INVESTMENT, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136-20 38th Avenue, Suite 9E
(No. and Street)

Flushing (City) NY (State) 11354 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lian Huo 718-445-2313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

OATH OR AFFIRMATION

I, Lian Huo Wu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Investment, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A





Signature

LISA MAK
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
REG. # 01MA6211574
MY COMM. EXP. 09/21/2013

3/15/13

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 2 0 2013
WASH, D.C.
193
SECTION

Empire Investment, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2012 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2012

EMPIRE INVESTMENT, INC.
December 31, 2012

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

March 13, 2013

Board of Directors
Empire Investment, Inc.
136-20 38th Avenue Suite 9E
Flushing, NY 11354

I have audited the accompanying balance sheet of Empire Investment, Inc. , as of December 31, 2012, and the related statements of income, retained earnings, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Empire Investment, Inc. as of December 31, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.



Edward Richardson Jr., CPA

Empire Investment, Inc.
BALANCE SHEET
As of December 31, 2012

ASSETS

CURRENT ASSETS	
Investments	$ 123,166.34
Accounts Receivable	13,253.88
Total Current Assets	136,420.22
PROPERTY AND EQUIPMENT	
Equipment	22,623.30
Less: Accumulated Depreciation	(20,055.83)
Net Property and Equipment	2,567.47
OTHER ASSETS	
Security Deposit	333.88
Related Party Receivable	6,439.65
Total Other Assets	6,773.53
TOTAL ASSETS	$ 145,761.22

The footnotes are an integral part of the financial statements.

Empire Investment, Inc.
BALANCE SHEET
As of December 31, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 11,399.40
Accrued Liabilities	7,254.01
Total Current Liabilities	18,653.41
LONG-TERM LIABILITIES	
Total Liabilities	18,653.41
STOCKHOLDERS' EQUITY	
Capital Stock, no par value, 200 shares authorized, 30 shares issued and outstanding	164,388.00
Paid in Excess	361,137.14
Retained Earnings	(398,417.33)
Total Stockholders' Equity	127,107.81
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 145,761.22

The footnotes are an integral part of the financial statements.

Empire Investment, Inc.
STATEMENT OF INCOME

	12 Months Ended December 31, 2012
Revenues	
Commissions Earned	$ 210,779.48
Interest Income	14,896.72
Gain(loss) on security trading	48.02
Unrealized Gain(Loss) on Securiti	(8.56)
Total Revenues	225,715.66
Operating Expenses	
Employee compensation and ben	131,179.36
Floor brokerage, exchange, and c	112,675.88
Communications and data proces	17,217.10
Occpancy	38,325.92
Other expenses	41,884.43
Total Operating Expenses	341,282.69
Operating Income (Loss)	(115,567.03)
Net Income (Loss)	$ (115,567.03)

The footnotes are an integral part of the financial statements.

Empire Investment, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended December 31, 2012
Beginning of Period	$	(242,554.37)
Plus: Net Income	$	(115,567.03)
Plus: Prior Period Adjustment	$	(40,295.93)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	(398,417.33)

The footnotes are an integral part of the financial statements.

Empire Investment, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (115,567.03)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(0.08)
Depreciation and Amortization	1,363.92
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Investments	(123,137.73)
Accounts Receivable	22,989.06
Other	6,439.65
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(33,029.12)
Accrued Liabilities	(16,008.99)
Total Adjustments	(141,383.29)
Net Cash Provided By (Used in) Operating Activities	(256,950.32)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Borrowings	6,439.65
Notes Payable Repayments	(6,439.65)
Proceeds From Sale of Stock	120,760.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	120,760.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(136,190.32)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	136,190.32
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 0.00

The footnotes are an integral part of the financial statements.

EMPIRE INVESTMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2012	-	-	30	$ 164,388	30	$ 240,377	$ (242,554)	$ 162,211
Net Income	-	-	-	-	-	-	(115,567)	(115,567)
Capital Transactions	-	-	-	-	-	120,760	-	120,760
Prior Period Adjustments	-	-	-	-	-	-	(40,296)	(40,296)
Balance at December 31, 2012	$ -	$ -	$ 30	$ 164,388	$ 30	$ 361,137	$ (398,417)	$ 127,108

The footnotes are an integral part of the financial statements.

EMPIRE INVESTMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Empire Investment, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company) was incorporated in the State of New York effective November 30, 1984. The Company has adopted a calendar year.

Description of Business

The Company, located in Flushing, NY is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Depreciation

Depreciation is calculated using the double declining method.

EMPIRE INVESTMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2012, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of securities, stock options, and mutual funds.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

EMPIRE INVESTMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2012, the Company loaned its stockholder $25,791.35 on a non-interest bearing, unsecured loan. Also, at the statement date, the shareholder loaned the Company $32,500.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2012, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	0
Furniture and equipment	3 – 7 years		22,623
Leasehold improvements	7 years		0
			22,623
Less – accumulated depreciation			(20,056)
Total		$	2,567

Depreciation expense was $1,363.92 for the year December 31, 2012 and is included in the operating expenses in the accompanying statement of income.

NOTE G – ACCOUNTS RECEIVABLE

The amount, $13,253.88 was due from Penson Financial Services, a clearing broker.

NOTE H – INVESTMENTS

The amount, $28.61 is held at Penson Financial Services, a clearing broker.

NOTE I – RENT

The amount was paid on lease agreement; the total expensed for the year was $36,000.00.

EMPIRE INVESTMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE J – ADVERTISING

The advertising expense for the year was $1,480.00; the entire amount was expensed as incurred.

NOTE K – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets..

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2012 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2012		
Marketable Securities	$ 28.61	$ 28.61
Total	$ 28.61	$ 28.61

EMPIRE INVESTMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2012		
Marketable Securities	$ 28.61	$ 28.61
Total	$ 28.61	$ 28.61

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2012

Empire Investment, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2012

Computation of Net Capital

Total Stockholder's equity:		$ 127,107.81
Nonallowable assets:		
Other Assets	333.88	
Fixed Assets	2,567.47	
Net N/R with N/P	(0.00)	
Notes receivable – other	6,439.65	(9,341.00)
Other Charges		
Haircuts	(600.00)	
Undue Concentration	0.00	(600.00)
Net allowable capital		$ 117,166.81

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,244.18
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 112,166.81

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 18,653.41
Percentage of aggregate indebtedness to net capital	15.92%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2012	$ 110,640.00
Adjustments:	
Change in Equity (Adjustments)	6,526.81
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	117,166.81
Reconciled Difference	$ (0.00)

See accountant's audit report

Empire Investment, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2012

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Apex Clearing.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2012	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2012	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 13, 2013

Board of Directors
Empire Investment, Inc.
136-20 38th Avenue, Suite 9E
Flushing, NY 11354

In planning and performing my audit of the financial statements and supplemental schedules of Empire Investment, Inc. for the year ended December 31, 2012, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no conditions that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Edward Richardson, Jr., CPA